

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

January 18, 2011

Mr. Bin Liu
Chief Financial Officer
Kingold Jewelry, Inc.
40 Wall St., 58th Floor
New York, NY 10005

      **Re: ActiveWorlds Corp.
            Form 8-K
            Filed December 28, 2009
            File No. 1-15819**

Dear Mr. Liu:

      We have completed our review of your filing and have no further comments as of October 20, 2010.

                       Sincerely,

                       Jennifer Thompson
                       Branch Chief